Wilson Sonsini Goodrich & Rosati Professional Corporation 1700 K Street NW Fifth Floor Washington, D.C. 20006-3817 O: 202.973.8800 F: 866.974.7329

August 4, 2023

via electronic filing

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:      Laura Veator, Senior Staff Accountant

  Stephen Krikorian, Accounting Branch Chief

Re:	Check Point Software Technologies Ltd.

Form 20-F for the Fiscal Year Ended December 31, 2022

Filed April 27, 2023

File No. 000-28584

Dear Ms. Veator and Mr. Krikorian:

On behalf of our client, Check Point Software Technologies Ltd. (“Check Point” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter dated July 12, 2023, relating to the above-referenced Form 20-F for the Company’s fiscal year ended December 31, 2022 filed April 27, 2023.

We have set out the comment from the Staff below in italicized, bold type and have followed the comment with the Company’s response.

Please provide a legal analysis of whether the Company meets the definition of “investment company” under Section 3(a) of the Investment Company Act of 1940 (the “1940 Act”). Please include in your analysis all relevant calculations under Section 3(a)(1)(C) on an unconsolidated basis, identifying each constituent part of the numerator(s) and denominator(s). Please also describe and discuss any other substantive determinations and/or characterizations of assets that are material to your calculations. Additionally, if the Company meets the definition of “investment company” under Section 3(a) of the 1940 Act but relies or intends to rely on an exclusion therefrom or a relevant exemption, please provide a legal analysis supporting such reliance.

AUSTIN        BEIJING        BOSTON         BOULDER        BRUSSELS        HONG KONG        LONDON        LOS ANGELES        NEW YORK        PALO ALTO

SALT LAKE CITY        SAN DIEGO        SAN FRANCISCO        SEATTLE        SHANGHAI        WASHINGTON, DC        WILMINGTON, DE

Check Point

August 4, 2023

The Company respectfully advises the Staff that it is not an investment company under Section 3(a) of the Investment Company Act of 1940 (the “1940 Act”) because it is in compliance with the requirements of Rule 3a-8 under the 1940 Act, which excepts research and development companies that meet its terms from the definitions of an investment company in Section 3(a)(1)(A) and Section 3(a)(1)(C).1 Below, we discuss the Company’s compliance with the requirements of Rule 3a-8. Because the company can rely on Rule 3a-8, we are not providing calculations under Section 3(a)(1)(C), from which definition the company is excepted based on its compliance with Rule 3a-8.

Substantial Research and Development Expenses. Rule 3a-8(a)(1) requires that a company’s research and development (“R&D”) expenses for the last four fiscal quarters combined be a “substantial” percentage of its total expenses (including cost of revenue/cost of goods sold) for the same period. The Staff has indicated that 20% generally will be considered “substantial” for these purposes.2 The Company’s R&D expenses for the last four fiscal quarters combined (as of the fiscal year ended December 31, 2022) were approximately $349.9 million and total expenses (including cost of revenue) for the same period were approximately $1.577 billion.3 This means that R&D expenses were approximately 22.2% of total expenses, which is more than 20%.

Net Income from Investments in Securities. Rule 3a-8(a)(2) requires that a company’s net income derived from investments in securities, for the last four fiscal quarters combined, not exceed twice the amount of its R&D expenses for the same period.4 The Company’s R&D expenses were approximately $349.9 million during the last four fiscal quarters combined (as of the fiscal year ended December 31, 2022), and its income from investments in securities was less than $50 million. Thus, the Company’s income from investments was less than 14.3% of R&D expenses, significantly less than twice the amount of R&D expenses (which would be approximately $699.8 million).

[1]	As discussed in more detail below, the Company is also not a face-amount certificate company for purposes of Section 3(a)(1)(B).
[2]	Cooley Godward & Kronish, SEC Staff No-Action Letter (July 12, 2007); Applied Materials, Inc., Investment Company Act Rel. No. 27064 (Sept. 13, 2005) (application for exemptive order).
[3]

All financial figures provided here were calculated on a consolidated basis with the Company’s subsidiaries, all of which are wholly-owned, as required by Rule 3a-8(b)(2), and all values are calculated in accordance with Section 2(a)(41)(A) of the 1940 Act, as required by Rule 3a-8(b)(1).

[4]

Rule 3a-8(b)(7) defines “investments in securities” as all securities other than securities issued by majority-owned subsidiaries and companies controlled primarily by the issuer that conduct similar types of businesses, through which the issuer is engaged primarily in a business other than that of investing, reinvesting, owning, or trading in securities.

Check Point

August 4, 2023

Expenses for Investment Advisory Activities. Rule 3a-8(a)(3) requires that a company’s expenses for investment advisory and management activities, investment research, and custody, for the last four fiscal quarters combined, not exceed 5% of its total expenses for the same period. This includes any investment advisory fees paid by a company to an outside adviser. The Company’s expenses for these activities for the last four fiscal quarters combined (as of the fiscal year ended December 31, 2022) were approximately $1.6 million, or 0.10% of total expenses, which is less than 5% (which would be approximately $78.9 million).

Capital Preservation Investments. Rule 3a-8(a)(4) requires that a company’s investments in securities be capital preservation investments, except that no more than 10% of a company’s total assets may consist of “other investments.” Under Rule 3a-8(b)(4), “capital preservation investments” are investments made to conserve capital and liquidity until funds are used in a company’s primary business or businesses. In adopting Rule 3a-8, the SEC intentionally declined to identify particular investments as capital preservation investments or specific investment characteristics that would cause an investment to be a capital preservation investment, but in general stated that these investments must (A) be “liquid so that they can be readily sold to support the R&D company’s research and development activities as necessary”; (B) present limited credit risk; and (C) not be speculative.5 Although the SEC and the Staff have not provided exhaustive guidance on the instruments that meet these criteria, under an exemptive order to ICOS Corporation – on which Rule 3a-8 is partially modelled6 – the SEC has stated that “a company generally would meet [the requirement that a company invests in securities in a manner consistent with capital preservation] only if substantially all of its securities...present limited credit risk. Significant investments in equity or speculative debt would indicate that the company is acting as an investment company rather than preserving its capital for research and development.”7

[5]	See SEC, Certain Research and Development Companies, Investment Company Act Release No. 26077, 68 Fed. Reg. 37046, 37048 (June 20, 2003).
[6]

SEC, Certain Research and Development Companies, Investment Company Act Release No. 19566, 58 Fed. Reg. 38095, 38095 (July 8, 1993) (“Rule 3a-8 is intended to codify the terms of a Commission order under section 3(b)(2) for ICOS Corporation, a biotechnology company.”).

[7]

ICOS Corporation, SEC Release No. IC-19334 (Mar. 16, 1993) (exemptive order). Separately, but consistent with this analysis, the SEC and the Staff have described certain types of instruments, including money market funds, bank demand and time deposits, government securities, commercial paper and other high-quality debt obligations, as “high-quality fixed-income instruments with liquidity and maturity profiles” – that is, capital preservation-type instruments – where those instruments supported a company’s ability to meet its commercial obligations. Accor Services, SEC Staff No-Action Letter (June 7, 2010); see also Exact Sciences Corporation, Investment Company Act Release No. 33228 (Sept. 14, 2018) (notice of application for an exemptive order that describes “short-term investment grade and liquid fixed income and money market instruments that earn competitive market returns and provide a low level of credit risk” as capital preservation instruments).

Check Point

August 4, 2023

As of December 31, 2022, the vast majority of the Company’s investments were capital preservation investments consistent with these guidelines, as follows: 8

•	55.3% in corporate debt securities

•	23.4% in U.S. government and agency debt

•	13.3% in bank time deposits

•	3.4% in non-U.S. government debt securities

•	2.5% in money market funds that are not SEC-registered

•	1.9% in cash

•	0.2% in SEC-registered money market funds

This portfolio is highly liquid, presents little credit risk, and is not speculative. On liquidity, the weighted average maturity and the weighted average duration of the portfolio were both approximately 1.3 years, and the maximum permissible maturity for each security is 60 months, consistent with the Company’s investment policy (discussed further below). The Company has concluded that this liquidity is sufficient to cover its current R&D and other operational activities. The Company’s portfolio is entirely made up of instruments that entail limited credit risk and are not speculative.

Holding Self Out to Public. Section 3a-8(b)(5) requires that a company not hold itself out as being engaged primarily in the business of investing, reinvesting, or trading in securities, and that it is not a “special situation investment company.”

Holding Out. The Company holds itself out as being engaged primarily in the business of providing software and combined hardware and software products for information technology (“IT”) security, including network security, endpoint security, cloud security, mobile security, data security, and security management The Company does not hold itself out as being engaged primarily in the business of investing, reinvesting, or trading in securities in its foreign issuer annual or other reports and Commission filings, marketing materials, or on its web site (checkpoint.com).

[8]

We understand that certain non-U.S. government debt securities and money market funds that are not SEC-registered (both of which are held in the Company’s portfolio) may not be “capital preservation investments.” Under Rule 3a-8(a)(4)(i), a company may hold up to 10% of its total assets in securities that are not “capital preservation investments.” Because the Company holds far less than 10% of its total assets in government debt that is not U.S. government debt investments and in money market funds that are not SEC-registered, the Company is not addressing whether or not those investments are “capital preservation instruments.”

Check Point

August 4, 2023

Special Situation Investment Company. The SEC has stated that “[s]pecial situation investment companies are companies that secure control of other companies primarily for the purpose of making a profit in the sale of the controlled company’s securities.”9 The Company does not acquire and has not acquired or otherwise secured control of any other company to profit on the future sale of that company’s securities. For example, the Company has acquired other companies in the past for the purpose of increasing sales and earnings and not for speculative investment, including the following acquisitions in the most recent past:

•

On September 17, 2020, the Company completed the acquisition of all outstanding shares of Odo Security Ltd., a privately held Israeli-based company, and a developer of a cloud-based, clientless Secure Access Service Edge (SASE) technology that delivers secure remote access.

•

On September 1, 2021, the Company completed the acquisition of all outstanding shares of Avanan Inc., a privately-held U.S.-based company providing cloud email security, and the developer of a patented application-programming interface (API) solution to stop email threats before arriving to the inbox (inline), for both internal and external emails using AI based engines.

•

On February 3, 2022, the Company completed the acquisition of all outstanding shares of Spectral Cyber Technologies Ltd. (“Spectral”), a privately-held Israeli-based company, a key innovator in developer security with a thriving open-source community. Spectral’s developer-first approach to security focuses on code safety and trust, fast code scanning and simple and cool developer experience.

Such acquisitions, however, are consistent with the Company’s operating business and with maximizing its competitiveness and its opportunities to increase market share and do not cause the Company to be a special situation investment company.

Primarily Engaged in Business Other than Investing. Section 3a-8(b)(6) requires that a company hold itself out as being primarily engaged, directly, through majority-owned subsidiaries, or through companies that it controls primarily, in a business or businesses other than that of investing, reinvesting, owning, holding or trading in securities, as evidenced by the following:

[9]	SEC, Certain Prima Facie Investment Companies, 44 Fed. Reg. 66608, 66610 at n. 20 (Nov. 20, 1979).

Check Point

August 4, 2023

A. The activities of the Company’s officers and directors. All of the members of the Company’s board of directors (“Board”) and officers devote the vast majority of their Check Point time to managing the Company’s business as an IT security company. Only approximately 3-5 individuals of the Company’s over 6,000 employees (as of the fiscal year ended December 31, 2022) devote any of their time (along with spending time on their other Check Point responsibilities) to the oversight of the Company’s investment portfolio and to ensuring compliance with the investment policy adopted by the Company’s Board. The Company’s officers and directors have appointed seven external money managers who handle day-to-day management of the Company’s fixed-income investment portfolio, consistent with the Company’s investment policy (described below). The external money managers have discretion, within the bounds of the investment policy, to make investment decisions.

B. Public representations of policies. In its foreign issuer annual and other reports and Commission filings, marketing materials, and on its web site (checkpoint.com), the Company’s public presentations consistently state its business as an IT security company.

C. Historical development. The Company’s historical development is that of an IT security company. Since its inception, the Company has developed and grown its current operating business as a provider of IT security that protects against cyber security threats. The Company’s activities have involved developing the technology underlying its IT security business; building an IT security architecture; pursuing and obtaining related patents, trademarks and copyrights; and marketing its IT technology products and services to increase its customer base. At no time has the Company presented itself as having engaged in any other business.

D. Resolution. The Company’s Board has adopted the following resolution:

RESOLVED: That the Company is primarily engaged, directly, through majority-owned subsidiaries, or through companies which it controls primarily, in a business or businesses, other than that of investing, reinvesting, owning, holding, or trading in securities.

Written Investment Policy. Rule 3a-8(a)(7) requires that a company’s board of directors adopt a written investment policy with respect to the company’s capital preservation investments. The SEC has stated that the purpose of the policy is to ensure that the company’s funds are invested consistent with the goals of capital preservation and liquidity, and to enhance the company’s ability to monitor its compliance with Rule 3a-8.10

[10]	Certain Research and Development Companies, 68 Fed. Reg. at 37048, n.3 and surrounding text.

Check Point

August 4, 2023

The Company’s Board has adopted a written investment policy with respect to the Company’s capital preservation investments. That policy is designed to ensure that the Company’s funds are invested consistent with the goals of capital preservation and liquidity as required by Rule 3a-8. The investment policy provides that the Company invest in the following types of instruments and corresponding minimum credit ratings (Standard & Poor’s/Moody’s):

•	sovereign debt and U.S. federal government and agency notes and bonds (AA/Aa3);

•	corporate bonds, Eurobonds, floating rate notes, and certificates of deposit (A-/A3);

•	mortgage- and other asset-backed securities (AAA/Aaa) (in all cases with approval of the Company’s Investment Committee, which may include members of the Board and/or management);

•	commercial paper up to 30 days maturity (and only through direct issuers) (A-1+/P-1); and

•	money market funds (AAA/Aaa).

All relevant instruments must be highly rated according to at least one of the rating standards specified above, and the investment portfolio is expected to maintain a minimum weighted average rating of AA- by Standard & Poor’s and/or Aa3 by Moody’s. All investments are required to be in senior debt of an issuer. The maturity of each security within the portfolio may not exceed 60 months, and the maximum modified duration of the portfolio may not exceed 24 months. The investment policy limits investments to 40% of the portfolio in U.S. federal agency securities (and to 12.5% per any single issuer); to 20% in U.S. Government and Treasury securities; to 20% in bank deposits; to 10% in money market funds; and to no more than 3% in any other single issuer. Pursuant to the investment policy, the investment portfolio should be structured in a manner that, upon notice, the portfolio could be liquidated within a maximum of five business days.

The Company’s Corporate Treasurer (“Treasurer”) is required to measure and evaluate the performance of the investment portfolio and to report to the Company’s Investment Committee and to the Board on a quarterly basis. The Treasurer’s report to the Investment Committee includes, among other things, a market review, data on the portfolio’s asset allocation, and reports on yield and duration of assets held in the portfolio. The Treasurer’s report to the Board includes, among other things, information regarding the portfolio’s balances, reports on yield and duration of assets held in the portfolio, total cash and marketable securities, marketable securities sector allocations, maturity distribution, rating allocations, and geographic distribution by country of issuer.

The Company believes that it is currently fully compliant with the terms of the investment policy based on its review of its investment portfolio as of December 31, 2022.

Check Point

August 4, 2023

Face-Amount Certificates. Finally, a company that relies on Rule 3a-8 cannot be engaged, or propose to engage, in the business of issuing face-amount certificates of the installment type under Section 3(a)(1)(B) of the 1940 Act. A “face-amount certificate of the installment type” means any certificate, investment contract or other security that represents an obligation on the part of its issuer to pay a stated or determinable sum or sums at a fixed or determinable date or dates more than 24 months after the date of issuance, in consideration of the payment of periodic installments of a stated or determinable amount. The Company is not engaged and does not propose to engage in the business of issuing face-amount certificates of the installment type. The Company has never been engaged in such a business and does not have any such certificates outstanding.

Conclusion. For the reasons set out above, the Company respectfully advises the Staff that the Company is not an investment company under Section 3(a) of the 1940 Act.

*****

Please direct any questions regarding the Company’s responses to me at (202) 973-8887 or at acaiazza@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Amy Caiazza
Amy Caiazza

cc:	Roei Golan, CFO, Check Point Software Technologies Ltd.

Shira Yashar, General Counsel, Check Point Software Technologies Ltd.

Rezwan Pavri, Wilson Sonsini Goodrich & Rosati, P.C.